ROWLAND W. DAY II
Our File Number	LAWYER

1 Hampshire Court
Newport Beach, California 92660
949 642-7816
Facsimile 949 642-1274

December 12, 2012

Angie Kim

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Movie Trailer Galaxy, Inc.

Current Report on Form 8-K

Filed October 1, 2012

File No. 333-169970

Dear Ms. Kim:

Movie Trailer Galaxy, Inc. (the “Issuer”) has received your correspondence dated October 9, 2012 and has reviewed your comments.

The Issuer will treat the acquisition of various exploration licenses as triggering a change in shell company status and will provide the Form 10 information as required by Item 5.01(a)(8) and/or the information required by Items 2.01 and 9.01 of Form 8-K and will amend the above referenced current report.

Please contact the undersigned if you have any questions.

Very truly yours,

/s/ Rowland W. Day II

Rowland W. Day II